Future Health ESG Corp.

8 The Green, Suite #12081

Dover, DE 19901

September 7, 2021

VIA EDGAR

Mr. Tim Buchmiller; Mr. Joe McCann

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

RE:	Future Health ESG Corp. Registration Statement on Form S-1 File No. 333-258911

Dear Messrs. Buchmiller and McCann:

Future Health ESG Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Time, Thursday, September 9, 2021, or as soon thereafter as practicable.

Very truly yours,

FUTURE HEALTH ESG CORP.

By:	/s/ Travis A. Morgan
Name: Travis A. Morgan
Title: Chief Financial Officer